UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   November 8, 2010           File No.  001-33509

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Woodrush Waterflood Program Underway

Dejour 2011 Woodrush Production Forecast to Rise by 50%

Vancouver, British Columbia, November 8, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ)  announces that it has submitted to the British Columbia Oil and Gas Commission ("OGC") an application for improved recovery in the Halfway Oil Pool at the Woodrush Field, Northeast British Columbia, through the implementation of a waterflood program. The company has commissioned the engineering design and procurement effort for the project in anticipation of commencing water injection prior to the end of January, 2011.

Due to a naturally increasing gas component, the Woodrush oil production is currently experiencing a well allowable restriction imposed by the OGC of British Columbia, to conserve this oil resource during waterflood implementation. This will be phased out once water injection has commenced. Dejour expects average daily gross production from Woodrush to be approximately 650 BOE/D for the remainder of Q4, 2010. This gross production profile is expected to increase to an estimated 850 BOE/D in early 2011 and continue to increase to a level of 1200 to 1400 BOE/D by the second half of 2011, 65% oil, a gross production level sustainable for the foreseeable future. Dejour, the operator, holds a 75% working interest in this project.

The Company expects, on a temporary basis, to experience lower sequential operating revenue and cash flow in Q4-2010 as a result of the above. However, proceeds from disposition of a non-core property will substantially offset this impact. For fiscal year 2010, the Company expects total revenue of C$8 Million (an 18% increase over 2009), all from the Woodrush Field. Revenue contribution to Dejour in 2011 from Woodrush current operations is estimated to increase by 50% to C$12 Million, unrisked, current pricing, as the waterflood takes hold. At this production rate the project is expected to have a reserve life of at least 6 years.

Dejour will report its Q3-2010 earnings on November 15, 2010.

“The waterflood at Woodrush represents a significant milestone in the evolution of Dejour. The program is expected to double the amount of recoverable oil from this Halfway pool and provide both a consistent and strong revenue stream to support profitability once fully operational. With the trend of oil prices rising into 2011, implementation of this program at Woodrush is particularly timely," commented Robert L. Hodgkinson, Co-Chairman and CEO.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures. Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses. This measure may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEOInvestor Relations – New York
598 – 999 Canada Place,                                                                                      Craig Allison
Vancouver, BC Canada V6C 3E1Phone: 914.882.0960
Phone: 604.638.5050  Facsimile: 604.638.5051Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: November 8, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer